Filed pursuant to Rule 433 Registration Statement No. 333-249557 March 21, 2022

US$750,000,000 3.556% Global Bonds due 2032

Final Term Sheet

Issuer	Republic of the Philippines

Issue currency	US$

Amount issued	US$750,000,000

Security type	Senior Unsecured Bonds

Coupon	3.556%

Interest Payment dates	March 29 and September 29

Maturity date	September 29, 2032

CUSIP	718286CR6

Public Offering Price	100.000%

Proceeds before expenses	US$749,625,000

Settlement date	March 29, 2022

Reference benchmark	1.875% UST due February 15, 2032

Benchmark yield	2.306%

Re-offer spread over benchmark	125.0 bps

Re-offer yield	3.556%

Denominations	US$200k/1k

Day count	30/360

Joint Lead Managers and Joint Bookrunners	Bank of China Limited, Citigroup Global Markets Inc., Credit Suisse (Hong Kong) Limited, Deutsche Bank AG, London Branch, Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. LLC, Mizuho Securities Asia Limited, Standard Chartered Bank and UBS AG Hong Kong Branch

Settlement and Delivery	The Republic expects that delivery of the global bonds will be made against payment therefor on or about the settlement date, which will be the sixth business day following the date of pricing of the global bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade global bonds prior to delivery of the global bonds will be required, by virtue of the fact that the global bonds initially will settle in T+6, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank AG, London Branch at Winchester House, 1 Great Winchester Street, London EC2N 2DB, UK, Attention: Syndicate Desk, by calling 44-20-754-59031, or by emailing dcm.sea@list.db.com.

The prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/0001030717/000119312522080132/d270242d424b3.htm

MiFID II professionals/ECPs-only – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

UK MiFIR professionals/ECPs-only – Manufacturer target market (UK MIFIR product governance) is eligible counterparties and professional clients only (all distribution channels).